BY EDGAR

December 10, 2009

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Grzeskiewicz, Esq.

Re:	Nuveen Connecticut Premium Income Municipal Fund (File Nos. 333-163255; 811-07606)

Nuveen Massachusetts Premium Income Municipal Fund (File Nos. 333-163256; 811-07484)

Nuveen North Carolina Premium Income Municipal Fund (File Nos. 333-163253; 811- 07608)

Registration Statements on Form N-2 Relating to MuniFund Term Preferred Shares

Dear Mr. Grzeskiewicz:

On November 20, 2009, each of Nuveen Connecticut Premium Income Municipal Fund (the “Connecticut Fund”), Nuveen Massachusetts Premium Income Municipal Fund (the “Massachusetts Fund”) and Nuveen North Carolina Premium Income Municipal Fund (the “North Carolina Fund” and together with the Connecticut Fund and the Massachusetts Fund, the “November 20 Funds”) filed a Registration Statement on Form N-2 (each, a “Registration Statement” and collectively the “November 20 Registration Statements”) for the purpose of registering its MuniFund Term Preferred Shares of beneficial interest, Series 2015, liquidation preference $10 per share (“MTP Shares”). The purpose of this letter is to request selective review of the Registration Statements, in accordance with the Commission’s release on selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984).

In connection with the previous offering of MTP Shares by Nuveen Insured Dividend Municipal Advantage Fund (“Insured Dividend”), the SEC staff reviewed and commented on Insured Dividend’s registration statement (File Nos. 333-160630; 811-09475) relating to MTP Shares (the “Insured Dividend Registration Statement”). In addition, by letter to you dated September 30, 2009, each of the Virginia Funds (as defined below) requested selective review of those portions of its Registration Statement that were identical to (or substantially identical to) the Insured Dividend Registration Statement. On October 21, 2009, the SEC staff indicated by letter that it had no comments with respect to the registration statements (collectively, the “Virginia Funds Registration Statements”) relating to MTP Shares filed by each of Nuveen Virginia Dividend Advantage Municipal Fund (File Nos. 333-161973; 811-09469), Nuveen Virginia Dividend Advantage Municipal Fund 2 (File Nos. 333-161974; 811-10523) and Nuveen Virginia

Division of Investment Management

December 10, 2009

Premium Income Municipal Fund (File Nos. 333-161975; 811-07490) (collectively, the “Virginia Funds”).

Each of the November 20 Registration Statements as filed has addressed the applicable SEC comments that were previously given by the SEC staff relating to the Insured Dividend Registration Statement.

Each of the Virginia Funds and Insured Dividend is a closed-end investment company managed by Nuveen Asset Management, also the investment adviser of the November 20 Funds. As noted above, the SEC staff has previously commented on the Insured Dividend Registration Statement, and Insured Dividend filed a pre-effective amendment to its such registration statement to, among other things, address those comments. On October 14, 2009, the SEC declared effective the Insured Dividend Registration Statement. On October 29, 2009, the SEC declared effective each of the Virginia Funds Registration Statements. The November 20 Funds are requesting selective review of those portions of the November 20 Registration Statements that are identical to (or substantially identical to) the Insured Dividend Registration Statement and the Virginia Funds Registration Statements, and were therefore previously reviewed by the staff.

As we have discussed, the rights and preferences of the MTP Shares issued by Insured Dividend and each of the Virginia Funds are identical to the MTP Shares to be issued by each of the November 20 Funds. Furthermore, Insured Dividend, each of the Virginia Funds and each of the November 20 Funds share the same board of trustees, officers, investment adviser, legal counsel (both special counsel and special Massachusetts counsel), independent registered public accounting firm, transfer agent, custodian and redemption and paying agent. As a result, the prospectus disclosure items set forth below are identical (or substantially identical) among the Insured Dividend Registration Statement, the Virginia Funds Registration Statements and each of the November 20 Registration Statements (page numbers correspond to the Connecticut Fund Registration Statement). In addition, as a general matter, only those fund-specific disclosures (e.g., investment objectives and policies, investment restrictions, portfolio composition, portfolio manager) in the prospectus and statement of additional information comprising each of the November 20 Registration Statements are not substantially identical to those in the Insured Dividend Registration Statement and the Virginia Funds Registration Statements, given the different investment focus of these funds. Please note, however, that even in this regard the November 20 Funds are similar to the Virginia Funds, in that their investments are substantially concentrated in investment grade (80% of assets) and non-investment grade (up to 20% of assets) securities of issuers located in their respective states. The tax disclosures in the Virginia Funds Registration Statements differ from the disclosures in the November 20 Registration Statements, to the extent that the Registration Statements address state tax consequences of investing in MTP Shares.

Identical or Substantially Identical Disclosure Items

•	Prospectus Summary

•	The Offering (pgs. 1-2) ;

Division of Investment Management

December 10, 2009

•	Who May Want to Invest (pg. 2);

•	Fixed Dividend Rate (pgs. 2-3);

•	Dividend Payments (pg. 3);

•	Term Redemption (pgs. 3-4);

•	Mandatory Redemption for Asset Coverage and Effective Leverage Ratio (pg. 4);

•	Optional Redemption (pg. 5) ;

•	Ratings (pgs. 5-6);

•	Asset Coverage (pg. 6);

•	Effective Leverage Ratio (pg. 7);

•	Voting Rights (pg. 7);

•	Liquidation Preference (pgs. 7-8);

•	Investment Adviser (pg. 8);

•	Listing (pgs. 8-9);

•	Redemption and Paying Agent (pg. 9);

•	Risks—Risks of Investing in MTP Shares (pgs. 9-11); and

•	Governing Law (pg. 15).

•	Use of Proceeds (pg. 20)

•	Description of MTP Shares

•	General (pg. 23);

•	Dividends and Dividend Periods (pgs. 23-26);

•	Restrictions on Dividend, Redemption and Other Payments (pgs. 26-28);

•	Asset Coverage (pg. 28);

•	Effective Leverage Ratio (pgs. 28-29);

Division of Investment Management

December 10, 2009

•	Redemption (pgs. 29-32);

•	Term Redemption Liquidity Account and Liquidity Requirement (pgs. 32-33);

•	Liquidation Rights (pgs. 33-34);

•	Voting Rights (pgs. 34-36);

•	Rating Agencies (pg. 36);

•	Issuance of Additional Preferred Stock (pgs. 36-37); and

•	Actions on Other than Business Days (pg. 37).

•	Risks—Risks of Investing in MTP Shares (pgs. 46-48)

•	Management of the Fund

•	Trustees and Officers (pg. 53);

•	Nuveen Investments (pg. 53); and

•	Additional Information Relating to NAM and Nuveen Investments (pg. 54).

•	Net Asset Value (pg. 55)

•	Descriptions of Borrowings (pg. 55)

•	Description of Outstanding Shares (pgs. 55-56)

•	Certain Provisions of the Declaration of Trust and By-Laws (pgs. 56-57)

•	Repurchase of Fund Shares; Conversion to Open-End Fund (pg. 58)

•	Tax Matters (pgs. 59-60)

•	Federal Income Tax Treatment of the Fund (pg. 59);

•	Federal Income Tax Treatment of Holders of MTP Shares (pg. 60);

•	Sale of Shares (pg. 61); and

•	Backup Withholding (pg. 61).

•	Underwriters (pgs. 62-64)

Division of Investment Management

December 10, 2009

•	Custodian, Transfer Agent, Dividend Disbursing Agent and Redemption and Paying Agent (pg. 64)

•	Legal Opinions (pg. 64)

•	Independent Registered Public Accounting Firm (pg. 64)

•	Miscellaneous (pg. 64)

•	Available Information (pgs. 64-65)

We believe this letter demonstrates the suitability of selective review of the November 20 Registration Statements, based on the SEC staff’s previous review and comment on the Insured Dividend Registration Statement and its review of the Virginia Funds Registration Statements. We note that, since the filing of the Insured Dividend Registration Statement, the Insured Dividend MTP Share offering, including one exercise of the underwriters’ over-allotment option, and two Virginia Funds’ MTP Share offerings, including two exercises of the underwriters’ over-allotment options, have closed. We believe this demonstrates an increasing market acceptance of the MTP Shares product, and highlights the market window currently open to these offerings. Please call me, Stacy H. Winick (202-778-9252) or Eric S. Purple (202-778-9220) if you have any questions about the enclosed, or if you require anything further.

Very truly yours,

/s/ David P. Glatz

David P. Glatz

cc:	Gifford R. Zimmerman

Mark L. Winget